Law Offices Ballard Spahr Andrews & Ingersoll, llp 1735 MARKET STREET, 51ST FLOOR PHILADELPHIA, PA 19103-7599 215-665-8500 FAX: 215-864-8999 www.ballardspahr.com	Atlanta, GA Baltimore, MD Bethesda, MD Denver, CO Las Vegas, NV Los Angeles, CA Philadelphia, PA Phoenix, AZ Salt Lake City, UT Voorhees, NJ Washington, DC Wilmington, DE
December 30, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Laura Crotty, Staff Attorney Suzanne Hayes, Legal Branch Chief
Re:	Novavax, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 Filed March 17, 2008 File No. 000-26770
Ladies and Gentlemen:
          We are pleased to provide this response letter on behalf of Novavax, Inc. (“Registrant” or the “Company”) to the Staff’s comment letter dated December 22, 2008 regarding the Registrant’s Form 10-K filed on March 17, 2008 (the “10-K”). For your convenience, each Staff comment has been reproduced, followed by the Registrant’s response.
Form 10-K/A filed December 12, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
License Agreement with Wyeth Holdings Corporation, page 3
1.	Please revise your discussion of the Wyeth Holdings agreement to quantify the total potential milestones over the life of the agreement, rather than just the 2008 fiscal year. Also, please quantify the annual license fees. Disclosure of the license fees on either an annual or an aggregate basis is permissible.

Securities and Exchange Commission
December 30, 2008

RESPONSE: Per our conversation, the Registrant will revise its disclosure related to the Wyeth Holdings agreement in its Form 10-K for the year ended December 31, 2008. More specifically, the Registrant will disclose that if each milestone is achieved for any particular product candidate, the Company would be obligated to pay an aggregate of $17 million to Wyeth Holdings for each product candidate developed and commercialized under the agreement. Achievement of each milestone is subject to many risks, including those described in the Company’s Risk Factors. Annual license maintenance fees under the Wyeth Holdings agreement aggregate $0.3 million per year.
2.	We note your response to comment 2. Please provide us with proposed disclosure for your Form 10-K for the year ended December 31, 2008. The disclosure should disclose your decision not to proceed with your Phase III clinical trial unless you enter into a collaboration agreement. Additionally, the discussion should identify the product candidate.

RESPONSE: Supplementally, the Company is providing what it currently intends to disclose in its Form 10-K for the year ended December 31, 2008, which is not anticipated to be filed until March of 2009.

The Company only intends to initiate further human clinical trials for its pandemic influenza vaccine, which are required for regulatory approval, with a collaborative partner. The Company intends to seek a collaborative partner for its seasonal influenza vaccine upon completion of its Phase II clinical studies, which are expected to be completed by the end of 2009.

3.	We note your response to comment 3 relating to the material terms of your agreement with the University of Massachusetts Medical School. Please provide proposed disclosure for your next periodic report.

RESPONSE: As mentioned in our prior response letter, all payments to date, continuing today and into the foreseeable future are not and are not expected to be material to the Registrant. Therefore, the Company expects its disclosure in its Form 10-K for the year ended December 31, 2008 to be the same as that in its revised 10-K/A filed on December 12, 2008, which is repeated below. In any future filing that such payments are, or are expected to be, material to the Registrant, the Registrant will quantify the potential payments in its disclosure.
     License Agreement with University of Massachusetts Medical School
     Effective February 26, 2007, we entered into a worldwide agreement to exclusively license a VLP technology from the University of Massachusetts Medical School (“UMMS”). Under the agreement, we have the right to use this technology to develop VLP vaccines for the prevention of any viral diseases in humans. As of December 31, 2007, we made payments to UMMS in an aggregate amount that is not material to the Company. In addition, we will make certain payments based on development milestones as well as future royalties on any sales of

Securities and Exchange Commission
December 30, 2008

products that may be developed using the technology. The Company believes that all payments under the UMMS agreement will not be material to the Company in the foreseeable future. The UMMS agreement will remain effective as long as at least one claim of the licensed patent rights cover the manufacture, sale or use of any product unless terminated sooner at Novavax’s option or by UMMS for an uncured breach by Novavax.
***
     In addition, the Registrant hereby acknowledges that:
•	the Registrant is responsible for the adequacy and accuracy of the disclosure in our 10-K;

•	comments from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments in the 10-K do not foreclose the Commission from taking any action with respect to the 10-K; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to me at (215) 864-8619.

Sincerely,
/s/ Jennifer Miller
Jennifer Miller

cc:	Rahul Singhvi, Sc.D., M.B.A., Chief Executive Officer Len Stigliano, Vice President, Chief Financial Officer and Treasurer